SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date February 27, 2009______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

PO Box 48134, RPO Queensborough, New Westminster, British Columbia, Canada, V3M 0A7

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

 Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

1. CEO and CFO certification the third quarter ended December 31, 2008

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 BIOTECH HOLDINGS LTD.

By: /s/ Lorne Brown

Name: Lorne Brown

Title: Chief Financial Officer and Interim Chief Executive Officer

Date: February 24, 2009

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Lorne D. Brown, Interim Chief Executive Officer and Chief Financial Officer of Biotech Holdings Ltd., certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Biotech Holdings Ltd. (the "issuer") for the interim period ended December 31, 2008.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: February 24, 2009

_Lorne D. Brown______________________

Lorne D. Brown

Interim Chief Executive Officer and Chief Financial Officer

Biotech Holdings Ltd.

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers` Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer`s GAAP.

The issuer`s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.